Pernod Ricard

02 JUN 12 AM 11:56

82-3361

02034844

SUPPL

June 3, 2002

AP/DD/202.2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

<u>**For the attention of Mrs Felicia KUNG**</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

[signature]

Antoine PERNOD

PROCESSED

JUN 1 9 2002

THOMSON
FINANCIAL

Encl. : 2 pages

Siège social : 142, boulevard Haussmann - 75379 Paris cedex 08 - France - Société anonyme au capital de 174 798 646 €
Téléphone : 33 (0) 1 40 76 77 78 - Télécopies : 33 (0) 1 45 63 34 23 et 33 (0) 1 42 25 95 66 - R.C.S. Paris B 582 041 943



Pernod Ricard

Pernod Ricard AGM

Patrick Ricard confirms target of doubling operating profit from spirits and wine in 2002

Paris, 31 May 2002 - The annual general meeting of Pernod Ricard shareholders has approved the accounts for the financial year and voted to pay a dividend of € 1.80, plus a dividend tax credit of € 0.90 per share, giving an overall yield of € 2.70. The payment date is 11 June 2002. The AGM also ratified the appointment of a new non-executive director, Jean-Jacques Laffont, economist and university professor.

During the meeting Chairman and CEO Patrick Ricard confirmed that the target for 2002 was to increase the Group's spirits and wine sales by 90% and to double operating profit from this business. Overall this will result in earnings per share of € 6.40 (excluding extraordinary items and goodwill amortisation and after allowing for the dilution effect of the convertible bond).

Patrick Ricard said, *"This year debt reduction is our main objective, and at this stage we are well ahead of schedule to achieve this target".*

For further information,please contact
Alain-Serge Delaitte/Corporate Communications   33 (0)1 40 76 77 12
Patrick de Borredon/ Investor Relations   33 (0)1 40 76 77 33

REGISTERED OFFICE: 142, BOULEVARD HAUSSMANN – 75379 PARIS CEDEX 08 – LIMITED COMPANY WITH CAPITAL OF 174 798 646 €
TELEPHONE:33 (0)1 40 76 77 12 – FAX: 33 (0)1 45 62 59 40 – R.C.S. PARIS B 582 041 943

Jean-Jacques LAFFONT

Professor Jean-Jacques LAFFONT is one of the world's most reputed economists.

After finishing his studies in Mathematics and Economics at the University of Toulouse, he graduated with a PhD from Harvard. He is currently the economics professor at the University of Toulouse and Director of the Institute of Industrial Economics which he founded in partnership with various large companies. This Institute has become one of the leading European centres for economical research.

He has published several books and scientific articles which are highly regarded in most circles of microeconomics, in particular in those relating to the theory of incitement and the regulation theory.

Professor Jean-Jacques LAFFONT has received many prestigious scientific awards and has been awarded the Légion d'honneur.

REGISTERED OFFICE: 142, BOULEVARD HAUSSMANN – 75379 PARIS CEDEX 08 – LIMITED COMPANY WITH CAPITAL OF 174 798 646 €
TELEPHONE:33 (0)1 40 76 77 12 – FAX: 33 (0)1 45 62 59 40 – R.C.S. PARIS B 582 041 943